[FEDERAL INCOME TAX OPINION]

(202) 274-2000

December 29, 2006

Board of Directors

Pocahontas Bancorp, Inc.

1700 East Highland Drive

Jonesboro, AK 72403

Board of Directors

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

Re:	Federal Tax Consequences of the Merger of Pocahontas Bancorp, Inc. with and into IBERIABANK Corporation

Gentlemen:

You have requested an opinion as to the Federal income tax consequences of the following proposed transactions, pursuant to the Agreement and Plan of Merger by and between IBERIABANK Corporation, a Louisiana corporation (“IBKC”), and Pocahontas Bancorp, Inc., a Delaware corporation (“PFSL”) dated as of July 26, 2006, and amended as of November 21, 2006 (the Agreement and Plan of Merger, as amended, shall be referred to as the “Merger Agreement”): PFSL will merge with and into IBKC with IBKC as the surviving corporation (the “Merger”). As part of the Merger, each share of PFSL common stock will be converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. This letter does not address the state and local tax consequences of the transactions contemplated by the Merger Agreement. The terms used but not defined herein, whether capitalized or not, shall have the same meaning as in the Merger Agreement.

For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consents of PFSL and IBKC upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified).

Boards of Directors

Pocahontas Bancorp, Inc.

IBERIABANK Corporation

December 29, 2006

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

Based solely upon and subject to the foregoing, it is our opinion that, under presently applicable law, the following will be the material Federal income tax consequences of the transaction.

OPINION

Based solely upon the above-referenced representations and information and assuming the transactions occur in accordance with the Merger Agreement (taking into consideration the limitations at the end of this opinion), it is our opinion that under current Federal income tax law:

A.	The Merger, when consummated in accordance with the terms hereof, will be treated as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and each of IBKC and PFSL will be a party to the reorganization within the meaning of Section 368(b) of the Code;

B.	No gain or loss will be recognized by PFSL or IBKC as a result of the Merger;

C.	A stockholder of PFSL who receives IBKC Common Stock in exchange for such stockholder’s shares of PFSL Common Stock generally will recognize gain, but not loss, to the extent of the lesser of: (1) the excess, if any, of (a) the sum of the aggregate fair market value of the IBKC Common Stock received (including any fractional share of IBKC Common Stock deemed to be received and exchanged for cash) and the amount of cash received (including any cash received in lieu of a fractional share of IBKC Common Stock) over (b) the stockholder’s aggregate tax basis in the shares of PFSL Common Stock exchanged in the Merger; and (2) the amount of cash received.

D.	The aggregate tax basis of the IBKC Common Stock received by a PFSL stockholder who exchanges all of such stockholder’s PFSL Common Stock in the Merger will equal such stockholder’s aggregate tax basis in the shares of PFSL Common Stock being exchanged, reduced by any amount allocable to a fractional share interest of

Boards of Directors

Pocahontas Bancorp, Inc.

IBERIABANK Corporation

December 29, 2006

IBKC Common Stock for which cash is received and by the amount of any cash consideration received by such PFSL stockholder in the Merger, and increased by any taxable gain recognized by such PFSL stockholder as a result of the Merger; and

E.	The holding period applicable to the shares of IBKC Common Stock received by a stockholder of PFSL will include the period during which the stockholder held the shares of PFSL Common Stock surrendered in exchange therefor, provided the PFSL Common Stock surrendered is held as a capital asset at the Effective Date.

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No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper Federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views.

CONSENT

We hereby consent to the filing of this opinion as an exhibit to IBKC’s Registration Statement on Form S-4, as amended, as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Proxy Statement/Prospectus contained in IBKC’s Registration Statement on Form S-4 under the captions “The Proposed Merger—Material United States Federal Income Tax Consequences of the Merger” and “Legal Opinions.”

Sincerely,

/s/ LUSE GORMAN POMERENK & SCHICK, A Professional Corporation
LUSE GORMAN POMERENK & SCHICK,
A Professional Corporation